Exhibit 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period. Fixed charges include debt expense (interest expense and the write-off and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Year ended December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$609,460	$627,522	$475,759	$331,097	$332,840
Add:
Debt expense	224,716	257,147	276,706	139,586	52,411
Interest portion of rent expense	72,562	64,613	60,395	35,189	24,305

	297,278	321,760	337,101	174,775	76,716

	$906,738	$949,282	$812,860	$505,872	$409,556

Fixed charges:
Debt expense	224,716	257,147	276,706	139,586	52,411
Interest portion of rent expense	72,562	64,613	60,395	35,189	24,305
Capitalized interest	4,189	3,878	4,708	1,912	1,078

	$301,467	$325,638	$341,809	$176,687	$77,794

Ratio of earnings to fixed charges	3.01	2.92	2.38	2.86	5.26